August 20, 2014

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Trxade Group, Inc.

Amendment No. 1 to Registration Statement on Form 10

Filed July 24, 2014

File No. 000-55218

Dear Mr. Reynolds,

We are submitting this letter on behalf of Trxade Group, Inc., a Delaware corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated August 6, 2014 relating to the Company’s Amendment No. 1 to the Registration Statement on Form 10 (Registration No. 000-55218 filed with the Commission on July 24, 2014 (the “Registration Statement”). Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery two copies of Amendment No. 2 in paper format, which have been marked to show changes from the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Business, page 3

1.

We note the revised disclosure in response to comment 1 in our letter dated July 7, 2014. Please explain how Trxade Nevada shareholders came to hold 28,830,000 shares of XCEL common stock and 670,000 shares of XCEL Series A Preferred Stock. In that regard, we note that on page F-10 you disclose that 28,800,000 shares of XCEL common stock were issued to Trxade Nevada shareholders in the merger. We also note that Section 5 of the Merger and Reorganization Agreement between Xcellink International, Inc. and Trxade Group, Inc. provides that there were 29,200,000 shares of Trxade Nevada common stock outstanding and 525,000 shares of Trxade Nevada Series A Preferred Stock outstanding prior to the merger.

Response: Pursuant to the Merger and Reorganization Agreement (the "Merger Agreement"), each share of common stock and each share of Series A Preferred Stock of Trxade Nevada outstanding immediately prior to the consummation of the merger converted into one share of common stock and one share of Series A Preferred Stock, respectively of XCEL.  Upon execution of the Merger Agreement, there were 28,800,000 shares of Trxade Nevada common stock outstanding and 525,000 shares of Trxade Nevada Series A Preferred Stock outstanding. The representation in Section 5(1) of the Merger Agreement that there were 29,200,000 shares of common stock of Trxade Nevada outstanding as of the date of execution of the Merger Agreement was inaccurate, as there were in fact only 28,800,000 of such shares then outstanding.  Subsequent to the execution of the Merger Agreement, but prior to the closing of the merger, Trxade Nevada raised capital pursuant to the sale of an additional 145,000 shares of its Series A Preferred Stock. At the closing of the merger, 28,800,000 shares of Trxade Nevada common stock and 670,000 shares of Trxade Nevada Series A Preferred Stock were outstanding.  The references to 28,830,000 shares of common stock on page 3 under the caption "Business" were an error and have been corrected.

2.

We note the disclosure added in response to comment 4 in our letter dated July 7, 2014.  Please supplementally advise us of the basis for your statement that Pinnacle Tek offers IT services to some of the nation’s top healthcare providers and payers, including the names of such providers and payers.

Response: The Company has revised the disclosure on page 5 under the caption "Business" by deleting the phrase “some of the nation’s top.”

Results of Operations, page 19

3.

We note the revised disclosure in response to comment 9 in our letter dated July 7, 2014. Please reconcile your disclosure regarding the decrease in cost of sales from 2012 to 2013 with the tabular disclosure which shows an increase in cost of sales from 2012 to 2013.

Response: The Company has revised the narrative disclosure on page 19 under the caption "Results of Operations" to properly reflect that cost of sales increased from 2012 to 2013.

Properties, page 21

4.

We note the disclosure added to page 21 in response to comment 10 in our letter dated July 7, 2014. Please reconcile your disclosure on page 21 that Westminster uses RxTPL as its logistics partner to receive, warehouse and ship the pharmaceuticals purchased by Westminster with your disclosure on page 10 that you have a relationship with Health Warehouse to provide logistical services, including warehousing, packaging and shipping. Please file any agreement with your logistics partner as an exhibit to the Form 10 or advise us why you believe you are not required to do so. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company has revised the disclosure under the caption "Risk Factors" on page 10 to properly reflect that Westminster uses RxTPL as its logistics partner. The agreement with RxTPL has been filed as an exhibit to Amendment Number 2.

Certain Relationships and Related Transactions, and Director Independence, page 26

5.

We reissue comment 16 in our letter dated July 7, 2014. Please revise to disclose all the information required by Item 404 of Regulation S-K for the related party loans disclosed in Note 3 on page F-10 and in Note 2 on page F-18, or advise us why you believe such disclosure is not required. In doing so, please provide all the information required by Item 404(a)(5) of Regulation S-K, including for the loans from Mr. Patel and Mr. Ajjarapu currently disclosed in this section.

Response: The Company has added the requested disclosures on page 26 under the caption "Certain Relationships and Related Transactions, and Director Independence."

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

Income (loss) Per Share, page F-9

6.

We have reviewed your response to comment 22 in our letter dated July 7, 2014 noting that it does not appear to address our comment. Based on the description of the preferred stock on page 29, it appears your preferred stock participates with the common stock on an as-converted basis for dividends or similar distributions. In addition, preferred stock holders will vote together with the common stock holders and not as a separate class. Please tell us how you determined the preferred stock is not a participating security that should be accounted for in your basic and diluted earnings per share calculation under the guidance in FASB ASC 260-10-45-59A through 45-70. Please also cite the specific authoritative literature you utilized to support your accounting treatment.

Response: The Company agrees that the Series A Preferred Stock should be classified as a participating security that should be accounted for in the basic and diluted earnings per share calculation.  The financial statements and Note 1 have been revised according to FASB ASC 260-10-45.

Note 4 – Reverse Merger, page F-10

7.

We have reviewed your response to comment 24 in our letter dated July 7, 2014 noting it does not address our comment in its entirety. Please provide us with a detailed discussion of how Trxade Group, Inc. was capitalized, including the capital structure of this entity prior to its merger with Trxade, Inc. in May 2013. In addition, your response that Trxade Group, Inc. was formed in May 2013 appears to be inconsistent with your disclosure on page 3 which states Trxade Group, Inc. was formed in August 2010. Please clarify or revise.

Response: PharmaCycle LLC, a Nevada limited liability company ("PharmaCycle"), was formed in August 2010 by Mr. Patel to serve as a web-based market platform designed to enable trading among healthcare buyers and sellers of pharmaceuticals, accessories and services (Mr. Ajjarapu subsequently acquired a portion of Mr. Patel's shares). In January 2013, PharmaCycle converted into a Florida corporation and changed its name to Trxade, Inc ("Trxade Florida").

In May 2013, Trxade Florida created a new wholly owned subsidiary, Trxade Group, Inc., a Nevada corporation ("Trxade Nevada"). Trxade Nevada acquired Trxade Florida pursuant to a reverse triangular merger, resulting in Trxade Florida becoming a wholly owned subsidiary of Trxade Nevada (the "Nevada-Florida Merger"). The sole purpose of the Nevada-Florida Merger was to provide for a holding company to own Trxade Florida, the operating company. Immediately prior to the Nevada-Florida Merger, (i) Trxade Nevada's authorized capitalization consisted of 500 million shares of common stock, par value $.0001 per share (of which one share was issued and outstanding and held by Trxade Florida) and 100 million shares of preferred stock, par value .0001 per share (none of which shares were issued or outstanding) and (ii) Trxade Florida's authorized capitalization consisted of 500 million shares of common stock, par value $.0001 per share (of which 100.3 million shares were issued and outstanding, comprised of 100 million shares collectively owned by Messrs. Ajjarapu and Patel, and 300,000 shares owned by a third party service provider) and 100 million shares of preferred stock, par value .0001 per share (none of which shares were issued or outstanding).  Pursuant to the Nevada-Florida Merger, (i) Messrs. Ajjarapu and Patel contributed a total of 100 million shares of Trxade Florida that they owned to Trxade Florida for cancelation, and (ii) the remaining shares of Trxade Florida (25,300,000) were converted into 25,300,00 shares of common stock of Trxade Nevada.

At all times up to the Nevada-Florida Merger, Trxade Florida was capitalized exclusively through cash capital contributions made by Messrs. Ajjarapu and Patel.  Immediately following the Nevada-Florida Merger, Messrs. Ajjarapu and Patel collectively owned 99% of Trxade Nevada. Subsequent to the Nevada-Florida Merger (but prior to the merger with XCEL), Trxade Nevada raised $670,000 through the sale of its preferred stock in private placements made to third party investors.

The parties to the Nevada-Florida Merger intended such merger to constitute a "plan of reorganization" for purposes of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). Trxade Florida was taxed as an S corporation for tax years 2010, 2011, 2012 and partial year 2013 (up to the date of the Nevada-Florida Merger). The results of Trxade Florida were included in the consolidated tax return for the remainder of 2013.  The Nevada-Florida Merger was accounted under FASB ASC 805 as a combination of entities under common control.

The disclosures throughout Amendment Number 2 have been revised to clarify the foregoing transactions.

8.

We have reviewed your response to comment 28 in our letter dated July 7, 2014 noting it does not appear to address our comment in its entirety. Please provide us with a detailed discussion of the terms of the transaction. In addition, please provide the disclosures required by FASB ASC 805-10-50.

Response: The response to Comment No. 7 is incorporated by reference herein.

9.

We have reviewed your response to comment 29 in our letter dated July 7, 2014 noting it does not appear to address our comment in its entirety. Please provide us with a detailed discussion of the terms of the transaction. In addition, please provide the disclosures required by FASB ASC 805-10-50.

Response: Pinnacle Tek, Inc. ("Pinnacle Tek") is a Florida corporation founded by Mr. Ajjarapu in June 2011. Through July 2013, Pinnacle Tek was funded entirely by cash contributions made by Mr. Ajjarapu. In July 2013, Trxade Nevada made the strategic decision to acquire Pinnacle Tek pursuant to a merger in which each share of common stock of Pinnacle Tek owned by Mr. Ajjarapu (the owner of 1 million shares of Pinnacle Tek's common stock, representing 100% ownership) was exchanged for three shares of common stock of Trxade Nevada, resulting in the issuance to Mr. Ajjarapu of 3,000,000 shares of common stock of Trxade Nevada (the "Pinnacle Tek Merger").

The parties to the Pinnacle Tek Merger intended such merger to constitute a “plan of reorganization” for purposes of Section 368 of the Code. Pinnacle Tek filed a final return for tax purposes as a C corporation for a partial year. Pinnacle Tek is a C corporation and for tax purposes is consolidated with Trxade Group, Inc. The Pinnacle Tek Merger was accounted under FASB ASC 805 as a combination of entities under common control.

The disclosures throughout Amendment Number 2 have been revised to clarify the foregoing transactions.

10.

We have reviewed your response to comment 30 in our letter dated July 7, 2014 noting it does not appear to address our comment in its entirety. Please provide us with a detail discussion of how Westminster Pharmaceuticals LLC was capitalized.

Response: Westminster Pharmaceuticals LLC was formed in January 2013 as a single member LLC wholly owned by Trxade Florida. As a disregarded entity for tax purposes, the operations of Westminster Pharmaceuticals LLC are consolidated with those of Trxade Florida. Westminster Pharmaceuticals LLC has never received outside funding and is capitalized solely through cash contributions made by its parent company.

Consolidated Statements of Operations for Three Months Ended March 31, 2014 and 2013, page F-15

11.

You disclose 24,160,000 basic and diluted weight average common shares outstanding in the three months ended March 31, 2013. Please tell us your calculation of this amount given 28,300,000 shares were issued in May 2013.

Response: Because these shares were issued after March 31, 2013, disclosure of the basic and diluted share data at March 31, 2013 is not required and has been removed.

Consolidated Statement of Cash Flows, page F-16

12.

It appears your consolidated statement of cash flows has been restated based on comment 20 in our letter dated July 7, 2014. Please provide the disclosures required by FASB ASC 250-10-50-7.

Response: The Company has revised the March 31, 2014 financial statements and notes as requested.

Should you have any questions, please call the undersigned at (800) 261-0281.

Very truly yours,

/s/ Suren Ajjarapu

Suren Ajjarapu, Chairman & CEO

Cc: Lawrence Schnapp, Esq. TroyGould PC

In connection with the attached response letter, Trxade Group, Inc. ("Trxade") hereby acknowledges to the Staff that:

1.

Trxade is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

Trxade may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Trxade Group, Inc.

By:

/s/ Suren Ajjarapu

Suren Ajjarapu

CEO

5